Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 20 DATED JUNE 27, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 12, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Grand Reserve at Pavilions Controlled Subsidiary - Charlotte, NC

On April 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, EMIF-Fundrise JV LP (the “Grand Reserve at Pavilions Controlled Subsidiary”), for an initial purchase price of $8,506,500, which is the initial stated value of our equity interest in the Grand Reserve at Pavilions Controlled Subsidiary (the “Grand Reserve at Pavilions Investment”). The Grand Reserve at Pavilions Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 408 units located at 1801 Willow Haven Lane, Charlotte, NC 28262 (the “Ascend at 1801 Property”). In January 2020, the property rebranded with a name change from “Grand Reserve at Pavilions” to “Ascend at 1801.” Details of this acquisition can be found here.

On June 21, 2022, the Grand Reserve at Pavilions Controlled Subsidiary sold the Ascend at 1801 Property for a sales price of approximately $103,000,000. Proceeds from the sale totaled approximately $64,934,000, net of repayment of $35,137,000 of outstanding senior loans, and closing costs of approximately $3,149,000. Our distribution received from the sale totaled approximately $24,348,000. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Grand Reserve at Pavilions Controlled Subsidiary over the holding period, we have realized an internal rate of return of approximately 28.3% on the Grand Reserve at Pavilions Investment.